UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2016 Commission File Number: 001-34602
DAQO NEW ENERGY CORP.
666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China (+86-23) 6486-6666
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Results of the annual general meeting of shareholders

On December 16, 2016, Daqo New Energy Corp. (the “Company”) held its annual general meeting of shareholders. At the meeting, the Company’s shareholders duly approved as special resolutions (i) the adoption of a dual Chinese name of the Company “大全新能源公司” (so that the name of the Company will be “Daqo New Energy Corp. 大全新能源公司”) and (ii) the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, which reflects the adoption of the dual Chinese name and has replaced the Third Amended and Restated Memorandum and Articles of Association of the Company in its entirety.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name: Gongda Yao
Title: Director and Chief Executive Officer

Date: December 16, 2016